EXHIBIT 99.1

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1. Details of the person discharging managerial responsibilities / person closely associated

a) Name

Title:
First name:	Emin Bulent
Last name(s):	Altan

2. Reason for the notification

a) Position / status

Position:	Member of the administrative or supervisory body

b) Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a) Name

Mynaric AG

b) LEI

8945004QR4AMZMH84X56

4. Details of the transaction(s)

a) Description of the financial instrument, type of instrument, identification code

Type:	Share
ISIN:	DE000A31C305

b) Nature of the transaction

Transaction of the executive in connection with the termination of the Management Board contract

c) Price(s) and volume(s)

Price(s)	Volume(s)
20.20 EUR	749,985.60 EUR

d) Aggregated information

Price	Aggregated volume
20.20 EUR	749,985.60 EUR

e) Date of the transaction

2024-01-22; UTC+1

f) Place of the transaction

Outside a trading venue